FORM 4                U.S. SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549
                        STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Check this box if no longer                             OMB APPROVAL
subject to Section 16.  Form                            OMB Number:
4 or Form 5 obligations may                             Expires:
continue.  See Instruction                              Estimated average burden
1(b)                                                    hours per response...0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

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1.  Name and Address of       Klever Marketing (KLMK)  6.  Relationship of Reporting Person(s) to Issuer
    Reporting Person*
    Mills Michael L.                                     (Check all applicable)
  (Last) (First) (Middle)                                   X  Director      _____10% Owner

                                                          ____ Officer (give _____Other
                                                             title below)       (specify below)
                                                             Interim CFO

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                           3. IRS or Social Security   4.  Statement for    Individual or Joint / Group Filing
                              Number of Reporting          Month/Year       (Check Applicable Line)
 19936 Promenade Circle        Person (Voluntary)                               X   Form Filed by One Reporting Person
    (Street)
                                                        January 2001          _____ Form Filed by More than One Reporting Person

                                                       5.  If Amendment, Date of
Riverside  CA  92508             5                     Original (Month/Year)

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(City)  (State) (Zip)

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                           2.  Trans-   3. Transac-   4.Securities Acquired (A) or   5. Amount of     6. Ownership   7. Nature of
1.  Title of Security          action      tion         Disposed of (D)              Securities        Form:          Indirect
      (Instr. 3)               Date        Code         (Instr. 3, 4 and 5)          Beneficially      Direct         Beneficial
                                          (Instr. 8)                                 Owned at End      (D) or         Ownership
                             (Month/                                                 of Month          Indirect       (Instr. 4)
                              Day/                                                   (Instr. 3 and     (I)
                              Year)                                                    4)              (Instr. 4)
                                         ------- ------- -------------------------  --------------
                                           Code    V     Amount (A)or(D)   Price
---------------------------------------- ------- ------- ------ -------- ---------- -------------- ------------------- ------------
Common Stock                                                                          28,979             I             By Mills
---------------------------------------- ------- ------- ------ -------- ---------- -------------- ------------------- ------------
                                                                                                                     Family Trust(1)
---------------------------------------- ------- ------- ------ -------- ---------- -------------- ------------------- ------------
Common Stock                                                                          23,182             D
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                         SEC 1474


  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)

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1.Title of    2.           3.      4.     5.Number of   6.Date       7.Title and  8.Price of  9.Number   10.          11.Nature
  Derivative  Conversion  Trans-   Trans-  Derivative    Exercisable  Amount of    Derivative  of           Ownership    of
  Security    or          action   action  Securities    and          Underlying   Security    Derivative   Form of      Indirect
  (Instr. 3)  Exercise    Date     Code    Acquired      Expiration   Securities   (Instr.     Securities   Derivative   Beneficial
              Price       (Month/  (Instr. (A) or        Date         (Instr. 3    5)          Beneficially Security:    Ownership
              of          Day/     8)      Disposed of   (Month/      and 4)                   Owned        Direct       (Instr.
              Derivative  Year)            (D) (Instr.   Day/Year)                             at End       (D) or       4)
              Security                     3, 4, and 5)                                        of           Indirect
                                                                                               Month        (I)
                                                                                               (Instr.      (Instr.
                                                                                               4)           4)
                                ---------  ----- -----   -----------   -------------------

                                Code   V    (A)  (D)     Date    Expir-  Title   Amount
                                                         Exer-   ation           or
                                                         cisable Date            Number
                                                                                 of
                                                                                 Shares
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Class A Preferred                                                       Common Stock                                     By Olson
Stock, Series 1    $-0-  1/3/01   P          37,879     1/3/01    n/a   par value 378,790 $6.60  3,767.9       I        farms, Inc.
                                                                        $0.01 per share                                 (2)
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Stock Option       $1.00 1/26/01  A          100,000    1/26/02 1/26/04 Common Stock      $1.00  112,000       D
                                                                        par value
                                                                        $0.01 per share
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Explanation of Responses:

Includes (1)28,979 shares of common stock, par value $0.01 per share ("Shares") held by Mr. Mills as sole trustee of Mills Family Trust, of which his wife is sole beneficiary, as to all of which Shares Mr. Mills disclaims beneficial ownership; and (2) 37,879 newly acquired shares of Class A Preferred Stock, Series 1 ("Preferres Shares") (convertible into 378,790 Shares) held by Olson Farms, Inc., of which Mr. Mills is president as to all of which Mr. Mills disclaims beneficial ownership. Does not include: (a) 41,177 ("Preferred Shares") (convertible into 411,770 Shares) held by Olson Farms, Inc., of which Mr. Mills is president and as to all of which Mr. Mills disclaims beneficial ownership; (b) 759,765 Shares held by Olson Farms, Inc., of which mr. Mills is president as to all of which Mr. Mills disclaims beneficial ownership; (c) 150,000 Shares held by The Olson Foundation, of which Mr. Mills is one of four trustees, as to all of which Mr. Mills disclaims beneficial ownership; (e) 311,834 Shares held by Mr. Mills as sole trustee of the Peter Dean Olson Trust, as to all of which Mr. Mills disclaims beneficial ownership; and (f) 620,132 Shares held by the Estate of Peter Dean Olson, of which Mr. Mills is executor, as to all of which Mr. Mills disclaims beneficial interest.


(1)  Granted by issuer's board of directors for no consideration.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                           /s/ Michael L. Mills     02/10/01
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                                          ** Signature of Reporting Person  Date

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